Exhibit 99.1

SINGAPORE (July 29, 2024) Karooooo Limited (“Karooooo”) announces final details on the Interim Cash Dividend declared on July 18, 2024.

Interim Dividend – Finalization Notice

Further to the Company’s announcement on 18 July 2024, shareholders are reminded that the relevant dates relating to the payment of the interim cash dividend are as follows:

	NASDAQ	JSE

Last date to trade cum dividend	Tuesday, August 6, 2024	Monday, August 5, 2024
Shares commence trading Ex-dividend	Thursday, August 8, 2024	Tuesday, August 6, 2024
Record date	Thursday, August 8, 2024	Thursday, August 8, 2024
Dividend payment date	Wednesday, August 14, 2024	Monday, August 12, 2024

Shareholders registered on the South African section of the share register will not be allowed to dematerialize or rematerialize their shareholdings between Tuesday, August 6, 2024 and Thursday, August 8, 2024, both dates inclusive, and transfers between the NASDAQ and South African register will not be permitted between Monday, July 29, 2024 and Thursday August 8, 2024, both days inclusive.

Additional information for South African resident shareholders of Karooooo Ltd.:

-	Shareholders registered on the South African section of the register are advised that the distribution of USD 1.08 per ordinary share will be converted to Rands using the USD/ZAR spot rate from Oanda Currency Converter (www.oanda.com), as determined on Monday, 29 July 2024 at 17h30 Singapore time, of ZAR cents 1837.490000 per 1 USD. This will equate to a gross dividend of ZAR cents 1984.4892 per share.

-	Karooooo Ltd. tax reference number is 201817157Z.

-	The issued ordinary share capital of Karooooo Ltd. is 30,893,300 ordinary shares.

-	The dividend will be distributed by the Company from distributable profit reserves and is regarded as a “foreign dividend” (as defined in the South African Income Tax Act No. 58 of 1962) for South African resident shareholders holding shares on the South African register.

-	Singapore does not impose withholding tax on dividends.

-	Dividends declared and paid by the Company to South African resident shareholders holding shares on the South African register are subject to South African dividend tax (“SA DWT”) of 20% (subject to any applicable exemptions that may apply). The net dividend to South African resident shareholders who are not exempt from SA Tax, equates to ZAR cents 1587.59136 per share.

-	Dividends will be paid net of SA DWT, to be withheld and paid to the South African Revenue Service. Such tax must be withheld unless beneficial owners of the dividend have provided the necessary documented proof to the regulated intermediary (being a broker, CSD participant, nominee company or the Company’s transfer secretaries Computershare Investor Services (Pty) Ltd., Private Bag x9000, Saxonwold, 2132, South Africa) that they are exempt therefrom, or entitled to a reduced rate, as a result of any relevant double taxation agreement between South Africa and the country of tax domicile of such owner.

Shareholders are encouraged to consult their professional tax advisers should they be in any doubt as to the appropriate action to take.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global software provider in the telematics industry that offers real-time mobility and workforce data analytics solutions to simplify decision making for physical operations.  Karooooo serves customers in 25 countries across five continents, supporting more than 2 million subscribers as of May 31, 2024. For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com